

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

January 28, 2021
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 27, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from ITHAX Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock, par value $0.001 per share, and one-half of one Redeemable Warrant

Class A common stock, par value $0.001 per share, included as part of the units

Redeemable warrants included as part of the units

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

William Slattery